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Term Sheet No. K23
To the Prospectus dated March 29, 2007,
Prospectus Supplement dated March 24, 2008,
Underlying Supplement dated December 31, 2008
and Product Supplement No. 2A dated December 19, 2008	Filed Pursuant to Rule 433 Registration No. 333-132936-14 January 2, 2009

Credit Suisse

Credit Suisse
€
Buffered Securities Linked to a Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the FTSE™ 100 Index and the S&P/ASX 200 Index due between January 31, 2014 and August 1, 2014*

General

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The securities are designed for investors who seek a return denominated in euro linked to the appreciation of a weighted basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the FTSE™ 100 Index and the S&P/ASX 200 Index. Investors should be willing to forgo interest payments and, if the Basket declines by more than 20%, be willing to lose up to 80% of their investment.

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Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, expected to mature between January 31, 2014 and August 1, 2014 (to be determined on the Trade Date).†

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Minimum purchase of €1,000. Minimum denominations of €1,000 and integral multiples in excess thereof.

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The securities are expected to price on or about January 26, 2009 (the "Trade Date") and are expected to settle on or about January 30, 2009. Delivery of the securities in book-entry form only will be made through the facilities of Euroclear Bank, S.A./N.V.

Key Terms

Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor's A+, Moody's Aa1)††
Currency:	Euro
Basket/Basket Components:	The securities are linked to a weighted basket consisting of four international indices (each a "Basket Component," and together, the "Basket Components").
Each Basket Component is identified in the table below, together with its Initial Level and Component Weighting:

Basket Components	Ticker	Initial Level†††	Component Weighting
Dow Jones EURO STOXX 50® Index	SX5E <INDEX>		40%
Nikkei® 225 Index	NKY <INDEX>		25%
FTSE 100™ Index	UKX <INDEX>		25%
S&P/ASX 200 Index	AS51 <INDEX>		10%
†††The Initial Level of each Basket Component will be the closing level of such Basket Component on the Trade Date.

Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
Final Level – Initial Level Initial Level
Final Level:	For each Basket Component, the closing level of such Basket Component on the Valuation Date.
Redemption Amount:	You will receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Basket Return, calculated as set forth below.
Basket Return:	• If the Final Basket Level is greater than the Initial Basket Level, the Basket Return will be calculated as follows:

Final Basket Level – Initial Basket Level Initial Basket Level

• If the Final Basket Level is equal to the Initial Basket Level or less than the Initial Basket Level by not more than 20%, the Basket Return will equal zero and the Redemption Amount will equal the principal amount of the securities.
• If the Final Basket Level is less than the Initial Basket Level by more than 20%, the Basket Return will be calculated as follows:

Final Basket Level – Initial Basket Level Initial Basket Level	+ 20%

If the Final Basket Level is less than the Initial Basket Level by more than 20%, the Basket Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose up to €800 per €1,000 principal amount.
Buffer Amount:	20%
Initial Basket Level:	Set at 100 on the Trade Date.
Final Basket Level:	The Final Basket Level will be calculated as follows:
100 × [1 + (Euro Stoxx 50 Index Return × 40%) + (Nikkei 225 Index Return × 25%) + (FTSE 100 Index Return × 25%) + (S&P/ASX 200 Index Return × 10%)]
The "Euro Stoxx 50 Index Return," the "Nikkei 225 Index Return," the "FTSE 100 Index Return" and the "S&P/ASX 200 Index Return" are the respective Component Returns for each Basket Component.
Valuation Date†:	Expected to be between January 27, 2014 and July 28, 2014 (to be determined on the Trade Date).
Maturity Date†:	Expected to be between January 31, 2014 and August 1, 2014, the fourth business day following the Valuation Date (to be determined on the Trade Date).
Listing:	The securities will not be listed on any securities exchange.
CUSIP/ISIN:	22546EFB5/US22546EFB56

*    To be determined on the Trade Date.

†    Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities – Market disruption events."

††    A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse, does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-3 of the accompanying product supplement and page IS-2 of the accompanying underlying supplement and "Selected Risk Considerations" beginning on page 7 of this term sheet.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer

Per security	€1,000	€25	€975

Total	€	€	€

The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. In addition, the securities are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

Credit Suisse

January 2, 2009

Additional Terms Specific to the Securities

You should read this term sheet together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated December 19, 2008 and the underlying supplement dated December 31, 2008, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  •
  Prospectus dated March 29, 2007:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

  •
  Prospectus supplement dated March 24, 2008:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

  •
  Product supplement no. 2A dated December 19, 2008:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746908013292/a2189805z424b2.htm

  •
  Underlying supplement dated December 31, 2008:

    http://www.sec.gov./Archives/edgar/data/1053092/000104746908013486/a2189891z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the "Company," "we," "us," or "our" refers to Credit Suisse.

This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement and underlying supplement and "Selected Risk Considerations" in this term sheet, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Notice to Investors

Argentina

The securities are not and will not be authorized by the Argentine Comisión Nacional de Valores for public offering in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

Uruguay

This is a private offering. The securities have not been, and will not be, registered with the Central Bank of Uruguay for public offer in Uruguay.

Brazil

Each purchaser of securities will be required to represent and agree that it has not offered or sold, and will not offer or sell, any securities in Brazil, except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations. The securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

Mexico

The securities have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This term sheet and the accompanying prospectus supplement and prospectus may not be publicly distributed in the United Mexican States.

Chile

NEITHER THE ISSUER NOR THE SECURITIES HAVE BEEN REGISTERED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS PURSUANT TO LAW NO. 18.045, THE LEY DE MERCADO DE VALORES, AND REGULATIONS THEREUNDER. THIS TERM SHEET DOES NOT CONSTITUTE AN OFFER OF, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE, THE SECURITIES IN THE REPUBLIC OF CHILE, OTHER THAN TO INDIVIDUALLY IDENTIFIED BUYERS PURSUANT TO A PRIVATE OFFERING WITHIN THE MEANING OF ARTICLE 4 OF THE LEY DE MERCADO DE VALORES (AN OFFER THAT IS NOT "ADDRESSED TO THE PUBLIC AT LARGE OR TO A CERTAIN SECTOR OR SPECIFIC GROUP OF THE PUBLIC").

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (Directive 2003/71/EC) (each, a Relevant Member State), the securities may not be sold or offered or any offering materials relating thereto distributed, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, to the public (within the meaning of that Directive) in that Relevant Member State, except in circumstances which do not require the publication of a prospectus pursuant to the Prospectus Directive.

Hypothetical Redemption Amounts at Maturity for Each €1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts at maturity for a €1,000 security for a hypothetical range of performance for the Basket from +100% to -100%. The "Buffered Return" in the table below is the sum of (i) the percentage change in Basket Level and (ii) the Buffer Amount when the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount. The hypothetical Redemption Amounts set forth below assume an Initial Basket Level of 100. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Percentage Change in Basket Level	Leveraged/Buffered Return	Redemption Amount
200.00	100.00%	100.00%	€2,000.00
180.00	80.00%	80.00%	€1,800.00
175.00	75.00%	75.00%	€1,750.00
150.00	50.00%	50.00%	€1,500.00
140.00	40.00%	40.00%	€1,400.00
130.00	30.00%	30.00%	€1,300.00
120.00	20.00%	20.00%	€1,200.00
115.00	15.00%	15.00%	€1,150.00
110.00	10.00%	10.00%	€1,100.00
107.50	7.50%	7.50%	€1,075.00
105.00	5.00%	5.00%	€1,050.00
102.50	2.50%	2.50%	€1,025.00
101.00	1.00%	1.00%	€1,010.00
100.00	0.00%	0.00%	€1,000.00
95.00	-5.00%	0.00%	€1,000.00
90.00	-10.00%	0.00%	€1,000.00
85.00	-15.00%	0.00%	€1,000.00
80.00	-20.00%	0.00%	€1,000.00
70.00	-30.00%	-10.00%	€900.00
60.00	-40.00%	-20.00%	€800.00
50.00	-50.00%	-30.00%	€700.00
40.00	-60.00%	-40.00%	€600.00
30.00	-70.00%	-50.00%	€500.00
20.00	-80.00%	-60.00%	€400.00
10.00	-90.00%	-70.00%	€300.00
0.00	-100.00%	-80.00%	€200.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Basket Level is 105, an increase of 5% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is greater than the Initial Basket Level is as follows:

  Basket Return = [(105 - 100)/100] = 5%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = €1,000 * 1.05
  Redemption Amount = €1,050

In this example, at maturity you will receive a Redemption Amount equal to €1,050 per €1,000 principal amount of securities based on a return linked to the appreciation in the Basket Level.

Example 2: The Final Basket Level is 100, equal to the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is equal to the Initial Basket Level is as follows.

  Basket Return = 0.00%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = €1,000 * 1.00
  Redemption Amount = €1,000

In this example, at maturity you will receive a Redemption Amount equal to €1,000 per €1,000 principal amount of securities.

Example 3: The Final Basket Level is 95, a decrease of 5% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is less than the Initial Basket Level by not more than 20% is as follows:

  Basket Return = 0.00%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = €1,000 * 1.00
  Redemption Amount = €1,000

In this example, at maturity you will receive a Redemption Amount equal to €1,000 per €1,000 principal amount of securities because the Final Basket Level is less than the Initial Basket Level by not more than the Buffer Amount.

Example 4: The Final Basket Level is 50, a decrease of 50% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is less than the Initial Basket Level by more than 20% is as follows:

  Basket Return = [(50 - 100)/100] + 20% = -30%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = €1,000 * 0.70
  Redemption Amount = €700

In this example, at maturity you will receive a Redemption Amount equal to €700 per €1,000 principal amount of securities because the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount and you participate in any depreciation in the Final Basket Level beyond the Buffer Amount.

What is the Redemption Amount on the Securities for Three Hypothetical Scenarios?

The table and calculations below illustrate the hypothetical Redemption Amount per €1,000 principal amount of securities for three hypothetical scenarios and assumes an Initial Level of 2370 for the Dow Jones EURO STOXX 50® Index, 8745 for the Nikkei® 225 Index, 4295 for the FTSE™ 100 Index, and 3620 for the S&P/ASX 200 Index. The actual Initial Levels will be set on the Trade Date. The scenarios illustrate how, even where there is a positive return on one Basket Component, negative returns on the other Basket Components may outweigh the positive return and the return on the securities may be negative. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

	Scenario 1
Basket Component	Dow Jones EURO STOXX 50® Index	Nikkei® 225 Index	FTSE™ 100 Index	S&P/ASX 200 Index
Initial Level	2370	8745	4295	3620
Final Level	2512.20	9619.50	4509.75	4018.20
Component Return	6%	10%	5%	11%
Component Weighting	40.00%	25.00%	25.00%	10.00%
Contribution to Basket	2.40%	2.50%	1.25%	1.10%
Final Basket Level	107.25
% Change in Basket Level	7.25%
Basket Return	7.25%
Redemption Amount	€1,072.50

	Scenario 2
Basket Component	Dow Jones EURO STOXX 50® Index	Nikkei® 225 Index	FTSE™ 100 Index	S&P/ASX 200 Index
Initial Level	2370	8745	4295	3620
Final Level	948	4372.50	5368.75	3439
Component Return	-60%	-50%	25%	-5%
Component Weighting	40.00%	25.00%	25.00%	10.00%
Contribution to Basket	-24.00%	-12.50%	6.25%	-0.50%
Final Basket Level	69.25
% Change in Basket Level	-30.75%
Basket Return	-10.75%
Redemption Amount	€892.50

	Scenario 3
Basket Component	Dow Jones EURO STOXX 50® Index	Nikkei® 225 Index	FTSE™ 100 Index	S&P/ASX 200 Index
Initial Level	2370	8745	4295	3620
Final Level	2156.70	8045.40	3865.50	3475.20
Component Return	-9%	-8%	-10%	-4%
Component Weighting	40.00%	25.00%	25.00%	10.00%
Contribution to Basket	-3.60%	-2.00%	-2.50%	-0.40%
Final Basket Level	91.50
% Change in Basket Level	-8.50%
Basket Return	0.00%
Redemption Amount	€1,000.00

Hypothetical Scenarios of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Scenario 1: Scenario 1 assumes hypothetical Component Returns of 6%, 10%, 5% and 11% for the Dow Jones EURO STOXX 50® Index, Nikkei® 225 Index, FTSE™ 100 Index and the S&P/ASX 200 Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (Euro Stoxx 50 Index Return × Euro Stoxx 50 Index Weighting) + (Nikkei 225 Index Return × Nikkei 225 Index Weighting) + (FTSE 100 Index Return × FTSE 100 Index Weighting) + (S&P/ASX 200 Index Return × S&P/ASX 200 Index Weighting)]
	=	100 × [1 + (6% × 40.00%) + (10% × 25.00%) + (5% × 25.00%) + (11% × 10.00%)]
	=	107.25

Because the Final Basket Level of 107.25 is greater than the Initial Basket Level of 100, the investor receives a payment at maturity of €1,072.50 per €1,000 principal amount of securities, as follows:

Redemption Amount	=	€1,000 + (€1,000 × Basket Return)
	=	€1,000 + (€1,000 × 7.25%)
	=	€1,072.50

Scenario 2: Scenario 2 assumes hypothetical Component Returns of -60%, -50%, 25% and -5% for the Dow Jones EURO STOXX 50 Index®, Nikkei® 225 Index, FTSE™ 100 Index and the S&P/ASX 200 Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (Euro Stoxx 50 Index Return × Euro Stoxx 50 Index Weighting) + (Nikkei 225 Index Return × Nikkei 225 Index Weighting) + (FTSE 100 Index Return × FTSE 100 Index Weighting) + (S&P/ASX 200 Index Return × S&P/ASX 200 Index Weighting)]
	=	100 × [1 + (-60% × 40.00%) + (-50% × 25.00%) + (25% × 25.00%) + (-5% × 10.00%)]
	=	69.25

Because the Final Basket Level of 69.25 is less than the Initial Basket Level of 100, and Final Basket Level has declined from the Initial Basket Level by more than the Buffer Amount of 20%, the investor will receive a payment at maturity of €892.50 per €1,000 principal amount of securities calculated as follows:

Redemption Amount	=	€1,000 + (€1,000 × (Basket Return + Buffer Level))
	=	€1,000 + (€1,000 × (-30.75% + 20%))
	=	€892.50

In this example, even though the FTSE™ 100 Index is positive, the negative returns on the other Basket Components outweigh the positive return on the FTSE™ 100 Index and the Basket Return is less than -20%. As a result, the return on the securities is negative.

Scenario 3: Scenario 3 assumes hypothetical Component Returns of -9%, -8%, -10% and -4% for the Dow Jones EURO STOXX 50® Index, Nikkei 225® Index, FTSE 100™ Index and the S&P/ASX 200 Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (Euro Stoxx 50 Index Return × Euro Stoxx 50 Index Weighting) + (Nikkei 225 Index Return × Nikkei 225 Index Weighting) + (FTSE 100 Index Return × FTSE 100 Index Weighting) + (S&P/ASX 200 Index Return × S&P/ASX 200 Index Weighting)]
	=	100 × [1 + (-9% × 40.00%) + (-8% × 25.00%) + (-10% × 25.00%) +(-4% 37] 10.00%)]
	=	91.50

Because the Final Basket Level of 91.50 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by less than the Buffer Level of 20%, the investor receives a payment at maturity of €1,000 per €1,000 principal amount of securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement and the accompanying underlying supplement.

  •
  YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your principal amount in excess of €200 per €1,000 principal amount. You could lose up to €800 per €1,000 principal amount of securities. If the Final Basket Level is less than the Initial Basket Level by more than 20%, you will lose 1% of your principal for each 1% decline in the Final Basket Level as compared to the Initial Basket Level beyond the Buffer Amount.

  •
  THE BASKET COMPONENTS ARE NOT EQUALLY WEIGHTED – The securities are linked to a weighted Basket consisting of four Basket Components. Each Basket Component has a different weight in determining the value of the Basket, as specified on the cover of this term sheet. One consequence of such an unequal weighting of the Basket Components is that if a higher weighted Basket Component performs poorly and a lower weighted Basket Component performs well, the Final Basket Level will reflect the poor performance of the higher weighted Basket Component more than it reflects the strong performance of the lower weighted Basket Component, which may have an adverse effect on the value of the securities.

  •
  CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER – Movements in the level of the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the level of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

  •
  NON-U.S. SECURITIES MARKETS RISKS – The stocks included in the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index, the FTSE™ 100 Index, and the S&P/ASX 200 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the Securities.

  •
  THE SECURITIES ARE DENOMINATED IN EURO – Investors for whom the U.S. dollar is their domestic currency should be aware payment for the securities will be made in euro, that the securities are issued in euro and such securities have additional foreign currency risks that do not exist for U.S. dollar denominated debt securities. The most important risks are: (a) possible changes in exchange rates between the U.S. dollar and the euro after the issuance of the debt securities resulting from market changes in rates or from the official redenomination or revaluation of the specified currency and (b) imposition or modification of foreign exchange controls by either the U.S. government or foreign governments. Such risks generally depend on economic events, political events and the supply of, and demand for, the relevant currencies, over which we have no control. If the euro decreases in value relative to the U.S. dollar, you may lose money if you sell your securities prior to maturity. If euro are not available on the maturity date, we will make the required payments in U.S. dollars on the basis of the market exchange rate on the date of such payment, or if such rate of exchange is not then available, on the basis of the market exchange rate as of a recent date. We refer you to "Special Provisions Relating to Foreign Currency Denominated Debt Securities – Payment Currency" in the accompanying prospectus. You should consult your own financial and legal advisors as to the risk of an investment in debt securities denominated in a currency other than your domestic currency.

  •
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  •
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Basket Components would have.

  •
  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.

  •
  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  •
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Basket Components on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    o
    the expected volatility of the Basket Components;

    o
    the time to maturity of the securities;

    o
    the dividend rate on the common stocks underlying the Basket Components;

    o
    interest and yield rates in the market generally;

    o
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks underlying the Basket Components or stock markets generally and which may affect the level of any of the Basket Components; and

    o
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Basket Components and, as a result, could decrease the amount you may receive on the securities at maturity.

For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

Basket Components

The information on the Basket Components provided in this term sheet is just a summary and should be read together with the additional disclosure in the accompanying underlying supplement. Information contained in the respective Basket Component websites and the Bloomberg pages referenced below is not incorporated by reference herein.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited. The Dow Jones EURO STOXX 50® Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Eurozone. You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from Bloomberg under ticker symbol "SX5E". For further information on the Dow Jones EURO STOXX 50® Index, please refer to "The Indices – The Dow Jones Indices – The Dow Jones EURO STOXX 50® Index" in the accompanying underlying supplement.

The Nikkei® 225 Index

The Nikkei® 225 Index is published and disseminated by Nikkei Inc. The Nikkei® 225 Index is a modified, price-weighted average index of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. You can obtain the level of the Nikkei® 225 Index at any time from Bloomberg under ticker symbol "NKY". For further information on the Nikkei® 225 Index, please refer to "The Indices – The Nikkei® 225 Index" in the accompanying underlying supplement.

The FTSE™ 100 Index

The FTSE™ 100 Index is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the "LSE") and The Financial Times Limited ("FT"), in association with the Institute and the Faculty of Actuaries. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. The 100 stocks included in the FTSE™ 100 Index (the "FTSE Underlying Stocks") were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the FTSE Underlying Stocks is available from FTSE. You can obtain the level of the FTSE™ 100 Index at any time from Bloomberg under ticket symbol "UKX". For further information on the FTSE™ 100 Index, please refer to "The Indices – The FTSE Indices – The FTSE™ 100 Index" in the accompanying underlying supplement.

The S&P/ASX 200 Index

The S&P/ASX 200 Index is governed by the Standard & Poor's Australian Index Committee and is made up of members of Standard & Poor's and the Australian Stock Exchange. The S&P/ASX 200 Index covers approximately 78% of the Australian equity market by capitalization. The S&P/ASX 200 Index is composed of the S&P/ASX 100 plus an additional 100 stocks selected by the Standard & Poor's Australian Index Committee. The official daily index closing values for price and accumulation indices are calculated after the market closes and are based on the last traded price for each constituent. You can obtain the level of the S&P/ASX 200 Index at any time from Bloomberg under ticker symbol "AS51". For further information on the S&P/ASX 200 Index, please refer to " The Indices – The S&P Indices – The S&P/ASX 200 Index" in the accompanying underlying supplement.

Historical Information

The following graphs set forth the historical performance of the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index from January 2, 2003 through December 30, 2008 and the historical performance of the FTSE™ 100 Index and the S&P/ASX 200 Index from January 2, 2003 through December 31, 2008. The Dow Jones EURO STOXX 50® Index closing level on December 30, 2008 was 2451.48. The Nikkei® 225 Index closing level on December 30, 2008 was 8859.56. The FTSE™ 100 Index closing level on December 31, 2008 was 4434.17. The S&P/ASX 200 Index closing level on December 31, 2008 was 3722.30. We obtained the Basket Components closing levels below from Bloomberg, without independent verification. We have no control over this publicly available information including as to its accuracy.

The historical levels of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the Basket Components closing level on any trading day during the term of the securities, including on the final valuation date. We cannot give you assurance that the performance of the Basket Components will result in a return in excess of the principal amount.

Historical Performance of the Dow Jones EURO
STOXX 50® Index

Historical Performance of the Nikkei® 225 Index

Historical Performance of the FTSE™ 100 Index

Historical Performance of the S&P/ASX 200 Index

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") and that use the U.S. dollar as their functional currency. Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

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  a financial institution,

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  a mutual fund,

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  a tax-exempt organization,

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  a grantor trust,

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  certain U.S. expatriates,

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  an insurance company,

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  a dealer or trader in securities or foreign currencies,

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  a person (including traders in securities) using a mark-to-market method of accounting,

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  a person having a functional currency other than the U.S. dollar,

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  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

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  an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the underlying index or indices that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss.

It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, a U.S. Holder should recognize capital gain or loss upon the maturity of the securities (or upon the sale or other taxable disposition of the securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and the tax basis in the securities, as described below. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

As a result of the securities being denominated in a currency other than the U.S. dollar, a U.S. Holder will have a U.S. dollar tax basis in the securities that is equal to the spot exchange rate of U.S. dollars for the foreign currency on the date on which the U.S. Holder purchased the securities. If a U.S. Holder purchased the foreign currency that is used to pay for the securities on a date prior to the date on which the securities are purchased, a U.S. Holder will recognize exchange gain or loss (generally treated as ordinary gain or loss) equal to the difference between a U.S. Holder's U.S. dollar basis in such currency and the U.S. dollar value of such currency translated at the spot rate in effect on the date that a U.S. Holder purchased the securities. The amount realized upon the maturity of the securities (or upon the sale or other taxable disposition of the securities prior to their maturity) will be equal to the U.S. dollar value of the foreign currency received by the U.S. Holder translated at the spot rate in effect on the date of receipt of the foreign currency. A U.S. Holder will then have a U.S. dollar basis in the foreign currency received equal to its value in U.S. dollars translated at the spot rate in effect on the date of receipt thereof. Upon sale or disposition of the foreign currency, a U.S. Holder will recognize exchange gain or loss (generally treated as ordinary gain or loss) equal to the difference between its U.S. dollar basis in the foreign currency and its U.S. dollars received upon conversion or the value of property received upon disposition. Any loss realized may be disallowed under the straddle rules to the extent the loss exceeds unrecognized gain with respect to one or more positions which were offsetting positions with respect to one or more positions from which the loss arose.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of foreign currency denominated securities, including determining and tracking the spot exchange rates in effect on the relevant dates referred to in the preceding paragraph as well as possible application of the straddle rules. You will be responsible for determining any foreign currency exchange rates that may be necessary for tax purposes, as we do not intend to supply you with such information.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC.

The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this term sheet. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities of other brokers or dealers. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about the January 30, 2009, which will be the fourth business day following the Trade Date for the securities (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Delivery of the securities in book-entry form only will be made through the facilities of Euroclear Bank, S.A./N.V.

For additional information regarding settlement and delivery, please refer to "Underwriting" in the accompanying product supplement, "Description of Notes – Book-Entry, Delivery and Form" in the accompanying prospectus supplement and "Description of Debt Securities – Book-Entry System" in the accompanying prospectus.

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